Filed Pursuant to Rule 433
Registration No. 333-213335-02

Entergy Mississippi, LLC

$300,000,000
First Mortgage Bonds,
3.85% Series due June 1, 2049

Final Terms and Conditions
May 30, 2019

Issuer:	Entergy Mississippi, LLC

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service A (stable outlook) by S&P Global Ratings

Trade Date:	May 30, 2019

Settlement Date (T+4)(2):	June 5, 2019

Principal Amount:	$300,000,000

Interest Rate:	3.85%

Interest Payment Dates:	June 1 and December 1 of each year

First Interest Payment Date:	December 1, 2019

Final Maturity Date:	June 1, 2049

Optional Redemption Terms:	Make-whole call at any time prior to December 1, 2048 at a discount rate of Treasury plus 20 bps and, thereafter, at par

Benchmark Treasury:	3.00% due February 15, 2049

Spread to Benchmark Treasury:	127 bps

Benchmark Treasury Price:	107-02+

Benchmark Treasury Yield:	2.654%

Re-offer Yield:	3.924%

Price to Public:	98.703% of the principal amount

Net Proceeds Before Expenses:	$293,484,000

CUSIP / ISIN:	29366W AA4 / US29366WAA45

Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC Citigroup Global Markets Inc. Morgan Stanley & Co. LLC Scotia Capital (USA) Inc.

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(1) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2) It is expected that delivery of the bonds will be made on or about June 5, 2019, which will be the fourth business day following the date hereof (such settlement being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the bonds initially will settle in T+4, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds prior to their date of delivery should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BNY Mellon Capital Markets, LLC toll-free at 1-800-269-6864, (ii) Citigroup Global Markets Inc. toll-free at 1-800-831-9146, (iii) Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or (iv) Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.